NEWS RELEASE

Replicel Announces Update on Filing of Annual and Interim Financial Statements and MD&A Due to COVID-19 Related Delays

VANCOUVER, BC – June 29, 2020 – Replicel Life Sciences Inc. ("Company" or "Replicel") announces that, further to its News Releases of April 22, 2020 and May 29, 2020, it has received a temporary management cease trade order under National Policy 12-203 – Management Cease Trade Orders, announced a private placement and a debt settlement, copies of which News Releases are available on SEDAR at www.sedar.com.  The Company reports that its auditor has recently begun the audit of its annual financial statements for the year ended December 31, 2019, though there can be no assurance that the audit will be completed by July 17, 2020.

For more information, please contact:

Telephone: 604-248-8693 / info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains forward-looking statements and information that involve various risks and uncertainties regarding future events, including, but not limited to, statements regarding the estimated date of filing of the Company’s 2019 annual and first quarter interim documents.

These statements are only predictions and involve known and unknown risks which may cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking statements, including: risks that the COVID-19 pandemic and associated consequences will result in additional delays in the preparation of the Company’s 2019 annual and first quarter interim documents and other factors beyond the Company’s control. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity or performance. Further, any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers should consult all of the information set forth herein and should also refer to the risk factor disclosure outlined in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2018 and other periodic reports filed from time-to-time with the Securities and Exchange Commission on Edgar at www.sec.gov and with the British Columbia Securities Commission on SEDAR at www.sedar.com.